Exhibit 99.1

December 1, 2016

Emera Inc. Sells 12.9 Million Common Shares of Algonquin Power & Utilities Corp.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

HALIFAX, NOVA SCOTIA— Emera Inc. (“Emera”) (TSX:EMA) today announced that it has agreed to sell all of its approximately 12.9 million common shares (“Common Shares”) of Algonquin Power & Utilities Corp. (“APUC”) (TSX:AQN), representing approximately 4.7% of the issued and outstanding Common Shares of APUC, in a secondary sale on a “bought block trade” basis at $11.00 per Common Share, for aggregate gross proceeds to Emera of approximately $142 million (the “Sale”). The proceeds to Emera will be used for general corporate purposes. Upon completion of the Sale, Emera will no longer hold any equity interest in APUC. The Sale is expected to close on December 8, 2016.

Scotiabank is the sole underwriter for the Sale.

The shares of APUC being sold by Emera have not been registered under the U.S. Securities Act of 1933, as amended. This news release is not an offer of securities for sale in the United States and the shares of APUC may not be offered or sold in the United States except pursuant to an exemption from registration.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $28 billion in assets and 2015 pro-forma revenues of $6.3 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.emera.com or at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Emera Incorporated

Mark Kane

Vice President, Investor Relations

(813) 228-1772

mark.kane@emera.com

Emera Incorporated

Neera Ritcey

Manager, Investor Relations

(902) 428-6059

neera.ritcey@emera.com

www.emera.com

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